PRICING TERM SHEET
Filed Pursuant to Rule 433
Free Writing Prospectus
Registration No. 333-268091-01
February 27, 2025
BRIXMOR OPERATING PARTNERSHIP LP
Pricing Term Sheet
$400,000,000 5.200% Senior Notes due 2032
This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated February 27, 2025, of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and the accompanying prospectus, dated November 1, 2022 and the documents incorporated and deemed to be incorporated by reference therein.
Issuer:	Brixmor Operating Partnership LP
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Security Type:	SEC Registered, Senior Unsecured Notes
Pricing Date:	February 27, 2025
Settlement Date:	March 4, 2025 (T+3)
Maturity Date:	April 1, 2032
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2025
Principal Amount:	$400,000,000
Public Offering Price:	99.831% of the Principal Amount
Net Proceeds to the Issuer, Before Expenses and Accrued and Unpaid Interest:	$396,824,000
Benchmark Treasury:	4.375% due January 31, 2032
Benchmark Treasury Price / Yield:	100-31 3/4 / 4.208%
Spread to Benchmark Treasury:	+102 basis points
Yield to Maturity:	5.228%
Coupon:	5.200%
Optional Redemption Provisions:
Make-whole call:	Make-whole call at T + 20 basis points
Par Call:	On or after February 1, 2032 (two months prior to the maturity date)
CUSIP / ISIN:	11120VAN3 / US11120VAN38
Joint Book-Running Managers:	J.P. Morgan Securities LLC
BMO Capital Markets Corp.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
Truist Securities, Inc.
PNC Capital Markets LLC
Senior Co-Manager:	Regions Securities LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

*
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request them from J.P. Morgan Securities LLC, by calling collect at 1-212-834-4533; calling BMO Capital Markets Corp. toll-free at 1-888-200-0266; calling RBC Capital Markets, LLC at (866) 375-6829; or calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.
Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.